SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 30 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

09042895

AB* 12/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Hills Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13905 Quail Pointe Drive Suite A
(No. and Street)

Oklahoma City OK 73134
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Dillingham (405) 286-9755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 12/16

OATH OR AFFIRMATION

I, Donald L. Dillingham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Hills Securities, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MOLLY BROWN
NOTARY PUBLIC
COMMISSION # [illegible]
EXPIRES 09-28-2012
STATE OF OKLAHOMA
OKLAHOMA COUNTY

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARL M. HENNIG, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carl M. Hennig, Inc.

We have audited the accompanying statement of financial condition of Carl M. Hennig, Inc. as of September 30, 2009 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carl M. Hennig, Inc. as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
November 6, 2009

CARL M. HENNIG, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

ASSETS

Cash	$ 72,431
Receivable from broker/dealers	269,037
Securities owned, at market or fair value	472,315
Furniture, equipment and leasehold improvements, at cost, net of $47,775 accumulated depreciation	199,308
TOTAL ASSETS	$ 1,013,091

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 4,000
Compensation and commissions payable	104,794
Accrued profit sharing contribution	90,000
Total Liabilities	$ 198,794
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 2,000 shares; issued and outstanding 800 shares	$ 80,000
Additional paid in capital	225,000
Retained earnings	509,297
Total Shareholders' Equity	$ 814,297
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,013,091

The accompanying notes are an integral part of this financial statement.

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Wisconsin on December 9, 1968. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Depreciation - Depreciation of furniture and equipment is provided for using various methods over five to seven year periods. Depreciation of leasehold improvements is provided using the straight-line method over a thirty-nine year period.

Concentration of Risk - The Company’s cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Income Taxes - Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities, are recognized in different years for financial and tax reporting purposes.

NOTE 2 - NET OPERATING LOSS CARRYFORWARD

The Company has yet unused a net operating loss carryforward for federal income tax purposes of $169,966 which expires on various dates beginning October 1, 2011.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB Statement No. 157 (SFAS No. 157) defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Securities owned on the statement of financial condition consist of equity securities and have been valued using Level 1 inputs. In addition, included in Receivable from broker/dealers on the Statement of Financial Condition is $132,624 held at the Company's Clearing Broker/dealer that is invested in a security registered under the Investment Company Act of 1940. This security has also been valued using Level 1 inputs. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

NOTE 4 - PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan covering substantially all of its employees. For the year ended September 30, 2009, the Company has accrued a contribution of $90,000 to this plan.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2009 the Company's net capital and required net capital were $521,475 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 38%.

NOTE 6 - RELATED PARTY TRANSACTIONS

A majority shareholder and officer of the Company has provided office space to the Company during the year ended September 30, 2009 and charged the Company $36,000 for this service. There is no written agreement for this office lease. The terms are on a month to month basis.

NOTE 7 - LEASE COMMITMENTS

The Company leases office space at three locations. The main office lease is month to month as is disclosed in Note 5. The second office lease expired April 30, 2009 and is now month to month. The expense for the year ended September 30, 2009 relating to this agreement was $4,800. The terms of the third office lease are verbal and month to month. Total expense for the year ended September 30, 2009 relating to this agreement was $4,500.

NOTE 8 - SHAREHOLDER AGREEMENT

An agreement exists between the shareholders in which the majority shareholder has the first right to buy all the shares of the minority shareholders at a price equal to book value should the minority shareholders decide to sell their shares.

NOTE 9 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company sells securities it does not currently own (short sales) and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in its financial statements at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the financial statement date. The Company's customers also enter into short sale transactions. The Company, therefore, enters into these short sale transactions to meet the needs of its customers, conduct trading activities, and manage market risks. The risk to the Company involving short sales entered into on behalf of its customers is limited solely to the risk should the customer fail to honor its obligation related to the short sale as mentioned below.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. Either party may terminate the agreement without cause upon ninety days' prior written notice. Pursuant to terms of the agreement, the Company is prohibited from entering into any other similar agreement unless it receives prior written approval from the Clearing Broker/dealer. The agreement is due to expire on March 1, 2010 and will automatically renew for successive one year periods unless it is terminated with

NOTE 9 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - *(Continued)*

a 120 day prior written notification by either party. To assure the Company's performance under this agreement, the Company is required to maintain a $50,000 deposit with the Clearing Broker/dealer. The Company is also required to maintain a $120,000 broker/dealer fidelity bond. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.